EXHIBIT 99.1

Norsk Hydro - Announcements on Capital Markets Day

Oslo (2003-12-11): For Hydro, the past year has been characterized by important strategic decisions and the sound development of the company's operations. Dedicated efforts to boost productivity and improve cost positions have produced good results, which mean that Hydro expects to meet its profitability targets for 2003. Oil and gas production is expected to average 525 000 boe per day for the year, an increase of 5 000 barrels compared to previously communicated targets. The improvement program in Aluminium has achieved its goals for the year and the cost savings realized are ahead of plan. Hydro has also in 2003 demonstrated its ability to tackle major expansion projects. The company is now well under way with its preparations for the development of the Ormen Lange gas field.

A high oil price and a considerably stronger fertilizer market have helped mitigate the negative effects of a weaker US dollar and the continued weak markets for some aluminium activities.

"I am very satisfied that we are delivering continuous improvements in the company's operations throughout the year. Oil and gas production is impressively strong, the improvement programs in aluminium are on track, safety developments in both business areas are very positive and we have also demonstrated this year that Hydro is really delivering on major projects," says President and CEO Eivind Reiten. "Alongside our solid operational development, we have drawn some important conclusions for the future. Hydro shall be a leading energy and aluminium company; Agri is being established as a separate listed company. We are now concentrating our management and financial resources on building further on our competitive strengths in Oil & Energy and Aluminium - both well positioned in strategic industries."

In the course of recent years Hydro has undergone extensive changes. Oil and gas production has doubled, the aluminium business ranks among the world's largest following major acquisitions, and Hydro is a more international company, with two thirds of its employees outside Norway. After a portfolio review earlier this year the company decide to concentrate in future on developing Oil & Energy and Aluminium, while shareholders have been invited to decide that Agri be demerged to become an independent listed company.

Hydro presents its new logo today, a new symbol that reflects the major changes in the company. The company's logo and visual identity have been modernized as part of an extensive process to strengthen Hydro's identity and profile. The new logo will be Hydro's official symbol from the New Year and the company will implement the change at its plants and offices in the course of 2004.

The process of establishing Agri as a separate listed company is proceeding with full vigor. Following an extensive turnaround operation, Agri has consolidated its position as the world's leading fertilizer company and is now ready to pursue new opportunities for profitable growth. Agri is planned to be listed on the stock exchange on 25 March 2004. Hydro's shareholders will own 80 percent of Agri, as a new Agri share will issued for each Hydro share held. The remaining 20 percent of Agri shares will be sold, preferably at the time of listing, with the aim of ensuring a smoothly functioning market for the share after listing.

The company's financial position, measured in terms of the ratio between net interest-bearing debt and equity, strengthened during 2003. In future the company will include off balance sheet pension liabilities and operating lease commitments in assessments of the company's financial position. The company's long-term goal is a debt/equity ratio, thus defined, of about 0.5. Applying the amended definition, the ratio stood somewhat below this at the end of the third quarter.

Hydro will continue to concentrate on its core businesses. Since 1999 the company has sold non-core businesses valued at NOK 25 billion. A separate divestment program launched in 2002 is nearing completion, with agreements signed worth NOK 9.3 billion.

Capital expenditure in 2004 is expected to amount to roughly NOK 20 billion including exploration. An increasing share of the investments will in the coming years be allocated to Oil & Energy.

Hydro is expecting to achieve its planned CROGI (Cash Return on Gross Investment) target for 2003 of 8.5 to 9.5 percent, based on normalized prices for important products and foreign currency (oil price of USD 18 per barrel, aluminium price of USD 1500 per tonne, fertilizer price (CAN 27) of USD 113 per tonne and a USD/NOK exchange rate of 8). From 2004 the company has decided to use ROACE (Return on Average Capital Employed) when communicating the company's profitability targets. The future targets will be announced when the preliminary annual results are presented on 16 February. Both Oil & Energy and Aluminium will have a profitability goal equivalent to a CROGI of 9 to 10 percent.

Oil & Energy

Hydro's oil and gas production continues to develop vigorously and the 2003 production estimate has been lifted from 520 000 to 525 000 boe per day. This means that fourth quarter production is expected to be 580 000 boe per day, a 20 000 barrel increase compared to the previous target. For 2004 production is expected to attain an average of 560 000 boe per day. Hydro's oil production outside Norway is increasing and now constitutes 12 percent of the company's overall production. The production profile, now extended to 2007, still shows average annual growth of 8 percent with base year 2001.

Even though resource availability in the next few years secures the basis for further considerable production growth, the extensive exploration of recent years has not resulted in comparable access to reserves enabling future production growth on this scale. Hydro has completed a thorough evaluation of its exploration strategy. In future, the company will seek to reduce the risk profile in its exploration portfolio and will moreover consider buying into proven petroleum resources in areas where Hydro's particular strengths in drilling, reservoir management and field developmnet can contribute to increased added value. Hydro's level of exploration activity will be reduced. While standing at around NOK 1 billion in 2004, an expected annual level of about NOK 1.5 billion is anticipated in the future. This is considered a normal level for comparable companies. At the same time, exploration units have been brought together into the one organization.

Hydro is operator for the Grane and Fram Vest fields, which came on stream in autumn 2003. Both projects have been delivered on schedule and well under budgeted cost. On 4 December Hydro submitted its Plan for Development and Operation of the Ormen Lange gasfield. Recoverable reserves are estimated to be 397 billion cubic meters of gas and 28.5 million cubic meters of condensate. The total investment for field development and transport system has been estimated at NOK 66 billion. Hydro is operator for the development phase and holds an ownership share of 18.0728 percent in the field. The company is also concluding negotiations for the sale of its share in the Snohvit field.

Aluminium

The Aluminium operation is currently completing the improvement programs started in 2002, which aim to achieve a total cost reduction of NOK 2.5 billion in 2004 compared with 2001. At the end of the third quarter of 2003, the pace of improvement had already outstripped the level planned for the end of the year.

Hydro Aluminium will continue to improve productivity and reduce costs. The company will continue to invest in profitable projects in areas that will strengthen its competitive position. Examples are the expansions at Sunndal in Norway and Alouette in Canada, both of which will improve the company's cost position within primary aluminium production. In order to ensure competitive long-term access to raw materials, Hydro is participating in the expansion of Alunorte in Brazil, which is one of the world's most cost-efficient alumina refineries. The company has also signed a long-term alumina supply agreement with Comalco.

Hydro will also continue to invest in profitable niche opportunities within semi-manufacturing, for example through the construction of an automotive component factory in China and an increase in lithographic plate production capacity in Germany.

The restructuring of Hydro Aluminium's portfolio of operations continues. Flexible Packaging and VAW-IMCO were sold during the course of the last year. Both of these operations were part of the VAW acquisition. The company proposes to close down an automotive component factory in Leeds in the UK, and has also decided not to replace the old Soderberg lines at the metal plants in Ardal and Hoyanger, in Norway, which will have to be closed down before the end of 2006, due to environmental requirements.

The markets for aluminium remained challenging in 2003. Aluminium demand is highly sensitive to general economic trends. Low margins, particularly in the business units Rolled Products, Automotive and North America, have produced weak results. The fall in the value of the US dollar in relation to the Euro and Norwegian krone has had a negative effect, but was partially compensated for by the rising aluminium price in US dollars during the autumn of 2003.

*** Certain statements in this press release are or may constitute "forward-looking" statements within the meaning of the Private Securities Litigation Reform Act of 1995. Statements that are not in the nature of historical facts may be deemed to be forward-looking statements and may contain identifying words such as "believes", "anticipates", "plans", "expects" and similar expressions. These forward looking statements are based on Hydro's current expectations, assumptions, estimates and projections about the company and the industries in which it engages in business. All forward-looking statements involve risks and uncertainties. For a detailed description of factors that could cause Hydro's actual results to differ materially from those expressed in or implied by such statements, please refer to its annual report on Form 20-F for the year-ended December 31, 2002 and subsequent filings on Form 6-K with the U.S. Securities and Exchange Commission. With respect to each non-GAAP financial measure Hydro uses in connection with its financial reporting and other public communications, Hydro provides a presentation of what Hydro believes to be the most directly comparable GAAP financial measure and a reconciliation between the non-GAAP and GAAP measures. This information can be found in Hydro's earnings press releases, quarterly reports and other written communications, all of which have been posted to Hydro's website (www.hydro.com).

Contacts:

Peik Norenberg
Telephone: (+47) 22 53 34 40
Cellular: (+47) 91 76 15 56
E-mail: Peik.Norenberg@hydro.com

Tor Steinum
Telephone: (+47) 22 53 27 31
Cellular: (+47) 95 08 39 33
E-mail: Tor.Steinum@hydro.com

Cecilie Ditlev-Simonsen
Telephone: (+47) 22 53 20 97
Cellular: (+47) 41 55 92 50
E-mail: Cecilie.Ditlev-Simonsen@hydro.com

Norsk Hydro ASA
Bygdoy alle 2
N-0240 Oslo, Norway
Telephone: (+47) 22 53 81 00
Fax: (+47) 22 53 27 25
www.hydro.com